EXHIBIT 21.1

K-Tron International, Inc.

List of Subsidiaries

Name of Subsidiary	State or Jurisdiction of Incorporation
K-Tron Investment Co.	Delaware
Gundlach Equipment Corporation	Delaware
K-Tron America, Inc.	Delaware
K-Tron Colormax Limited	United Kingdom
K-Tron PCS Limited	United Kingdom
K-Tron (Schweiz) AG	Switzerland
K-Tron Asia Pte Ltd	Singapore
K-Tron China Limited	Hong Kong
K-Tron Deutschland GmbH	Germany
K-Tron France S.a.r.l.	France
K-Tron Great Britain Limited	United Kingdom
Wuxi K-Tron Colormax Machinery Co., Ltd.	People’s Republic of China
Pennsylvania Crusher Corporation	Delaware
Jeffrey Specialty Equipment Corporation	Delaware
Rader Companies, Inc.	Georgia
Rader Canada Company	Canada
Rader AB	Sweden
Premier Pneumatics, Inc.	Delaware
K-Tron Technologies, Inc.	Delaware